SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: Euro 33,865,695
Registered in the Commercial Registry Office of Lisbon
and Corporation no. 503 215 058

Lisbon, Portugal, 2 August 2007 – Portugal Telecom, SGPS, S.A. informs that its subsidiary PT Comunicações, S.A. (“PT”) was sanctioned by the Portuguese Competition Authority (“AdC”), for alleged abuse of dominant position by refusing to provide access to its ducts.

The AdC applied a fine of Euro 38 million, of which Euro 200 thousand refers to 20 denials to provide access between 2001 and 2003, and the remaining Euro 37.8 million refers to 19 denials to provide access between 2003 and 2005.

This sanction is not only undue, but, above all, is inexplicable and disproportionate.

PT regrets that this was the outcome of the investigation conducted since July 2003 by the AdC, and considers the censure to be unfounded and unfair. PT can only express its astonishment at the fine that has been applied, having thus decided to lodge an application for annulment of this decision with the courts.

In effect:

1. The process was originated on complaints filed by TV Tel in June 2003 and Cabovisão in November 2004. PT was only informed of the fact after more than one year of investigation, through a statement of objection dated September 2004, which was followed by another one dated July 2005.

2. PT notes that in all known precedent cases regarding issues with the use of essential infrastructures with limited access, the European Commission only applied fines in exceptional situations and merely in cases where the company did not duly comply with a clear indication of how it should abide by the competition rules. This was not the case in question, whereby the AdC refused to discuss with PT the criteria to adopt.

3. The AdC condemned PT for essentially having refused 39 access requests to its ducts, which had been submitted by TV Tel and Cabovisão between 2001 and 2005, after which the reference wholesale offer for access to ducts (ORAC) was implemented by ICP-ANACOM. It should be noted that during the same period PT fulfilled 1,594 access requests submitted by TV Tel and Cabovisão, in line with its normal business practices.

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4. All access refusals were justified by the need to reserve space for the expansion and maintenance of the telecommunications network. Worth highlighting that the AdC recognises that there is no evidence of PT having granted a more favourable treatment to TV Cabo than to TV Tel or Cabovisão. There is no known precedent of a refusal to provide access to an essential infrastructure having been considered abusive without simultaneously being discriminatory.

5. The ducts to which access was effectively refused represent an insignificant part of the infrastructure required for the development of the TV Tel and Cabovisão networks. In effect, the networks of both companies used and continue to largely use PT’s infrastructure.

6. The refusals to provide access did not, nor could have had, a significant impact on the development of the respective networks. TV Cabo was and continues to be faced frequently with similar restrictions, having overcome the inexistence or lack of availability of ducts through the use of satellite.

7. During 2000 and 2005, the telecommunications market underwent a significant liberalisation process, during which neither the European Commission nor the competition authorities of all other member states ever sanctioned situations of breach of competition rules with even remotely similar fines.

8. It is worth highlighting that the sanctions applied to other European incumbent operators of much greater size than PT for competition restrictive practices, with sensitive impacts, which is not the case in question, were significantly lower in amount than the fine applied by the AdC.

9. PT would like to see the AdC aligned with European competition policy best practices and behave in a manner consistent with legal certainty principles, particularly since PT has implemented compliance measures since 2003, increasingly without hope of a constructive dialogue with the AdC.

10. PT consequently regrets having to contest, once again, an AdC decision in the courts. PT is however confident the judicial system will ultimately, and once more, be just.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.